

August 25, 2014

Via E-mail
Robert J. Brooks
Chief Financial Officer
Jones Energy, Inc.
807 Las Cimas Parkway, Suite 350
Austin, TX 78746

> **Re: Jones Energy, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 1, 2014**
> **File No. 333-197809**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 14, 2014**
> **File No. 1-36006**

Dear Mr. Brooks:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

1. Please be advised that we will not be able to accelerate the effectiveness of your registration statement until you have cleared all comments on your periodic reports.

Exhibit 5.1

2. We note the last paragraph on page 1 that "any securities issuable upon conversion, redemption, exchange or exercise of any Class A Shares being offered will be duly authorized, created and, if appropriate, reserved for issuance upon such conversion, redemption, exchange or exercise." However, it does not appear that the Class A shares are convertible, redeemable, exchangeable or exercisable. Please clarify or revise.

Form 10-K for Fiscal Year Ended December 31, 2013

Please respond to the following comments within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Financial Statements, page F-1

Consolidated Statements of Operations, page F-4

3. We note your disclosure on page F-7 that Class B shareholders hold a 74.7% economic interest, which is presented as a non-controlling interest. Please explain to us how you allocated total net income of $22,405,000 by allocating income of $24,591,000 to non-controlling interest, and a loss of $2,186,000 to controlling interest. Include an explanation of how you allocated your income tax provision to controlling and non-controlling interests. In this regard, we note your disclosure on page 60 that the effective tax rate on income attributable to non-controlling interest was 36.9%. Please compare this to the effective tax rate for controlling interest and explain the difference to us.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and the Securities Exchange Act of 1934 and all applicable Securities Act and Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Robert J. Brooks
Jones Energy, Inc.
August 25, 2014
Page 3

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sandy Eisen at (202) 551-3864 or, in her absence, Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim at (202) 551-3535 or, in her absence, Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Via E-mail
        Mollie Duckworth
        Baker Botts L.L.P.